Exhibit 1.1

October 29, 2024

Shuttle Pharmaceuticals Holdings, Inc.

Attention: Dr. Anatoly Dritschilo, M.D.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

Dear Dr. Dritschilo:

This letter (the “Agreement”) constitutes the agreement between A.G.P./Alliance Global Partners (“A.G.P.”), Boustead Securities, LLC (“Boustead” and together with A.G.P., the “Placement Agents”) and Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company”), that the Placement Agents shall serve as the exclusive placement agents for the Company, on a reasonable “best efforts” basis, in connection with the proposed placement (the “Placement”) of (i) shares (the “Shares”) of common stock of the Company, par value $0.00001 per share (the “Common Stock”), (ii) warrants (the “Common Warrants”) to purchase shares of Common Stock (the “Common Warrant Shares”) and (iii) pre-funded warrants (the “Pre-Funded Warrants” and together with the Shares and Common Warrants, the “Securities”) to purchase shares of Common Stock (the “Pre-Funded Warrant Shares”). The Securities actually placed by the Placement Agents are referred to herein as the “Placement Agents Securities.” The terms of the Placement shall be mutually agreed upon by the Company and the purchasers of the Securities (each, a “Purchaser” and collectively, the “Purchasers”), and nothing herein constitutes that the Placement Agents would have the power or authority to bind the Company or any Purchaser, or an obligation for the Company to issue any Securities or complete the Placement. The Company expressly acknowledges and agrees that the Placement Agents’ obligations hereunder are on a reasonable “best efforts” basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agents to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agents with respect to securing any other financing on behalf of the Company. The Securities shall be offered and sold under the Company’s registration statement on Form S-1, as amended (File No. 333-282231). The Placement Agents may retain other brokers or dealers to act as sub-agents or selected dealers on its behalf in connection with the Placement. Certain affiliates of either of the Placement Agents may participate in the Placement by purchasing some of the Placement Agents Securities. The sale of Placement Agents Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and such Purchaser, in a form reasonably acceptable to the Company and the Purchaser. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from the prospective Purchasers. The Placement Agents may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. With respect to the Placement Agents Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the date of the sale of the Placement Agents Securities (the “Closing Date”), hereby made to, and in favor of, the Placement Agents, as applicable. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority (“FINRA”) member firm among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater stockholder of the Company, except as set forth in the Purchase Agreement.

B. Covenants of the Company. The Company covenants and agrees to continue to retain (i) an independent registered public accounting firm, registered with the Public Accounting Oversight Board, for a period of at least two (2) years after the Closing Date and (ii) a competent transfer agent with respect to the Common Stock for a period of two (2) years after the Closing Date, provided in each case that the Company is then subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Furthermore, except as set forth below, from the date hereof until sixty (60) days after the Closing Date, subject to certain exceptions provided for in the Purchase Agreement, without the prior written consent of the Placement Agents, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents or (ii) file any registration statement or amendment or supplement thereto, other than filing the final Prospectus and a registration statement on Form S-8 in connection with any employee benefit plan; provided, however, such restrictions shall not apply with respect to an Exempt Issuance. In addition, from the date hereof until the one hundred and twenty (120) day anniversary of the Closing Date, the Company shall not enter into any new agreements to effect any issuance of Common Stock or Common Stock Equivalents involving an at-the-market offering or Variable Rate Transaction (as defined in the Purchase Agreement). No Variable Rate Transaction shall be an Exempt Issuance. Notwithstanding the foregoing, commencing on the 61st day following the Closing Date, the Company will be permitted to enter into a sales agreement, ATM sales agreement or similar agreement with A.G.P./Alliance Global Partners and make sales thereunder.

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENTS. The Placement Agents each represent and warrant that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, and the securities laws of each state in which an offer or sale of the Placement Agent Securities will be made (unless exempt from the respective state’s broker-dealer registration requirements), (iii) is licensed as a broker/dealer under the laws of the United States of America applicable to the offers and sales of the Placement Agent Securities by the Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agents will immediately notify the Company in writing of any change in their status with respect to subsections (i) through (v) above. The Placement Agents each covenant that they will use their reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agents and/or their respective designees a cash fee of 9% of the aggregate gross proceeds raised from the sale of the Placement Agents Securities (the “Cash Fee”) and an up-front cash fee (the “Retainer Fee”) of $50,000 upon the engagement of the Placement Agents. The Retainer Fee will be applied against the Placement Agents’ accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(g)(4)) that are payable by us in connection with this offering). The Cash Fee with respect to proceeds raised from the sale of Placement Agents Securities, 60% shall be paid to A.G.P. and 40% shall be paid to Boustead. Each of the Placement Agents reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination is made by FINRA to the effect that either of the Placement Agent’s aggregate compensation is in excess of that permitted by FINRA Rules or that the terms thereof require adjustment.

SECTION 4. EXPENSES. The Company agrees to pay all costs, fees and expenses incurred by the Company in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including, without limitation: (i) all expenses incident to the issuance, delivery and qualification of the Placement Agents Securities (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Placement Agents Securities; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), Preliminary Prospectus and the Prospectus, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, reasonable attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Placement Agents Securities for offer and sale under the state securities or blue sky laws or the securities laws of any other country; (vii) the fees and expenses associated with including the Placement Agents Securities on the Trading Market; (viii) up to $100,000 for the reasonable, documented, and accountable expenses related to legal fees of counsel to the Placement Agents specifically incurred in connection with the Placement; and (ix) non-accountable expenses in an amount of not more than $50,000. The Placement Agents reserve the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agents’ aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 5. INDEMNIFICATION.

A. To the extent permitted by law, with respect to the Placement Agents Securities, the Company will indemnify the Placement Agents and its affiliates, stockholders, directors, officers, employees, members, and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each such person, an “Indemnified Person”) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable actual and documented fees and expenses of counsel) (“Claims”), relating to or arising out of its activities hereunder, pursuant to this Agreement, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted from the Placement Agents’ fraud, willful misconduct, gross negligence, recklessness, or violation of law or insofar as such Claims arise out of or are based upon an untrue statement or omission or alleged untrue statement or omission in performing the services described herein and in disclosure in the Registration Statement, the Preliminary Prospectus, or the Prospectus furnished to the Company in writing by the Placement Agents expressly for use therein. Notwithstanding anything set forth herein to the contrary, the Company agrees to indemnify the Placement Agents to the fullest extent set forth in this Section 5, against any and all claims asserted by any or person or entity alleging that the Placement Agents were not permitted or entitled to act as a placement agent herein, or that the Company was not permitted to hire or retain the Placement Agents herein, including but not limited to any claims arising out of any purported right of first refusal another person or entity claims to have to act as a placement agent or any similar role with respect to the Company or its securities.

B. Promptly after receipt by either of the Placement Agents of notice of any claim or the commencement of any action or proceeding with respect to which either of the Placement Agents is entitled to indemnity hereunder, the applicable Placement Agent will promptly notify the Company in writing of such claim or of the commencement of such action or proceeding, but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by either of the Placement Agents, the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the applicable Placement Agent and will pay the reasonable fees and expenses of such counsel. Notwithstanding the preceding sentence, the Placement Agents will be entitled to employ its own counsel separate from counsel for the Company and from any other party in such action if counsel for the Placement Agents reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agents. In such event, the reasonable and documented fees and disbursements of no more than one (1) such separate counsel will be paid by the Company, in addition to fees of local counsel. The Company will have the right to settle the claim or proceeding, provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Placement Agents (which will not be unreasonably withheld or delayed) unless such settlement provides for an unconditional and irrevocable release of the Indemnified Persons from any and all liability arising out of such claim or proceeding. The Company will not be liable for settlement of any action effected without its written consent, which may not be unreasonably withheld, conditioned or delayed.

C. The Company agrees to notify the Placement Agents promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

D. If for any reason the foregoing indemnity is unavailable to the Placement Agents or insufficient to hold the Placement Agents harmless, then the Company shall contribute to the amount paid or payable by the Placement Agents as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Placement Agents on the other, but also the relative fault of the Company on the one hand and the Placement Agents on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Placement Agents’ share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Placement Agents under this Agreement.

E. These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this Agreement is completed and shall survive the termination of this Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement or otherwise.

SECTION 6. ENGAGEMENT TERM. The Placement Agents’ engagement hereunder will be until the earlier of (i) November 15, 2024 and (ii) the Closing Date (such earlier date, the “Termination Date”). In the event, however, in the course of the Placement Agents’ performance of due diligence it deems it necessary to terminate the engagement, the Placement Agents may do so prior to the Termination Date. The Company may elect to terminate the engagement hereunder for any reason prior to the Termination Date but will remain responsible for fees and expenses pursuant to Section 3 and Section 4 hereof and fees and expenses with respect to the Placement Agents Securities, if sold in the Placement. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees or expenses actually earned pursuant to Section 3 and Section 4 hereof and the provisions concerning confidentiality, indemnification and contribution, no fiduciary duty and governing law (including the waiver of the right to trial by jury) contained herein will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees or expenses due to the Placement Agents shall be paid by the Company to the Placement Agents on or before the Termination Date (in the event such fees or expenses are earned or owed as of the Termination Date). The Placement Agents agree not to use any confidential information concerning the Company provided to the Placement Agents by the Company for any purposes other than those contemplated under this Agreement.

SECTION 7. PLACEMENT AGENTS INFORMATION. The Company agrees that any information or advice rendered by the Placement Agents in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agents’ prior written consent.

SECTION 8. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agents are not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agents hereunder, all of which are hereby expressly waived.

SECTION 9. CLOSING. The obligations of the Placement Agents, and the closing of the sale of the Placement Agents Securities hereunder, are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder and in the Purchase Agreement, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agents:

A. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Placement Agents Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Placement Agents Securities shall have been completed or resolved in a manner reasonably satisfactory in all material respects to the Placement Agents.

B. The Placement Agents shall have received from the Company’s outside legal counsel, Dorsey & Whitney LLP, such counsel’s written opinion and negative assurance letter with respect to the Placement Agents Securities, addressed to the Placement Agents and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agents.

C. [Reserved]

D. The Placement Agents shall have a received customary certificate of the Company’s Chief Executive Officer, as to the accuracy of the representations and warranties contains in the Purchase Agreement, and a certificate of the Company’s secretary certifying (i) that each of the Company’s charter documents are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company’s Board of Directors (or any authorized committee thereof) relating to the Placement are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company.

E. The Shares shall be registered under the Exchange Act and, as of the Closing Date, the Common Stock and the shares issuable upon exercise of the Warrants shall be listed and admitted and authorized for trading on the Trading Market or other applicable U.S. national exchange and satisfactory evidence of such action shall have been provided to the Placement Agents. The Company shall have taken no action designed to terminate, or likely to have the effect of terminating, the registration of the Shares under the Exchange Act or delisting or suspending from trading the Shares from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange is contemplating terminating such registration or listing except as otherwise publicly disclosed.

F. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Agents Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Agents Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

G. The Company shall have entered into a Purchase Agreement with each of the several Purchasers of the Placement Agents Securities and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

H. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agents, make or authorize Placement Agents’ counsel to make on the Company’s behalf, any filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110 with respect to the Placement and pay all filing fees required in connection therewith.

I. The Placement Agent shall have received an executed lock-up agreement from each of the Company’s executive officers and directors prior to the Closing Date.

J. On the date hereof, the Placement Agents shall have received, and the Company shall have caused to be delivered to the Placement Agents, a letter from Forvis Mazars, LLP (the independent registered public accounting firm of the Company), addressed to the Placement Agents, dated as of the date hereof, in form and substance satisfactory to the Placement Agents. The letter shall not disclose any change in the condition (financial or other), earnings, operations, business or prospects of the Company from that set forth in the Registration Statement, Preliminary Prospectus, and Prospectus, in the Placement Agents’ judgment, is material and adverse and that makes it, in the Placement Agents’ judgment, impracticable or inadvisable to proceed with the offering of the Placement Agents Securities. On the Closing Date, the Placement Agents shall have received from Forvis Mazars, LLP, or such other independent registered public accounting firm of the Company, a letter dated as of the Closing Date, in form and substance satisfactory to the Placement Agents, to the effect that they reaffirm the statements made in the letter furnished pursuant to this Section 9(J), except that the specified date referred to therein for the carrying out of procedures shall be no more than three business days prior to such Closing Date.

K. The Placement Agents shall have received an executed FINRA questionnaire from each of the Company and the Company’s executive officers, directors and 5% or greater securityholders.

If any of the conditions specified in this Section 9 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agents hereunder may be cancelled by the Placement Agents at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 10. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State, without regard to its conflict of laws principles. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 11. ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the Placement, and supersedes all prior agreements and understandings relating to the Placement. The Parties further understand and agree that the engagement letter between Boustead and the Company, dated November 10, 2021, does not relate to the Placement. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agents and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Placement and delivery of the Placement Agents Securities for three years after the Closing Date. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 12. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by an internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agents shall, on and after the Closing Date, have the right to reference the Placement and the Placement Agents’ role in connection therewith in the Placement Agents’ marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agents the enclosed copy of this Agreement.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

Address for Notice:

590 Madison Avenue 28th Floor
New York, New York 10022
Attn: Thomas J. Higgins
Email: thiggins@allianceg.com

BOUSTEAD SECURITIES, LLC

By:	/s/ Lincoln Smith
Name:	Lincoln Smith
Title:	Chief Executive Officer

Address for Notice:

6 Venture, Suite 395 Irvine, CA 92618
Attn: Lincoln Smith
Email: Lincoln.Smith@boustead1828.com

Accepted and Agreed to as of
the date first written above:

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

By:	/s/Anatoly Dritschilo, M.D.
Name:	Anatoly Dritschilo, M.D.
Title:	Chairman of the board of directors and Chief Executive Officer

Address for Notice:

401 Professional Drive, Suite 260
Gaithersburg, MD 20879
Attn: Anatoly Dritschilo, M.D.
Email: dritscha@georgetown.edu

[Signature Page to Placement Agency Agreement]